EXHIBIT 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended June 30,
Millions of Dollars, Except Ratios	2004	2003
Earnings:
Income from continuing operations	$158	$275
Equity earnings net of distributions	(11)	(16)

Total earnings	147	259

Income taxes	79	163

Fixed charges:
Interest expense including amortization of debt discount	130	149
Portion of rentals representing an interest factor	51	68

Total fixed charges	181	217

Earnings available for fixed charges	$407	$639

Ratio of earnings to fixed charges	2.2	2.9

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